PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-51390

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING JANUARY 1, 2021 (MM/DD/YY) AND ENDING DECEMBER 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRADE-PMR, INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2511 NW 41st STREET
(No. and Street)

GAINESVILLE	FL	32606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHARLES G. CHRISTENSEN	352-332-1938	CCHRISTENSEN@TRADEPMR.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES G. CHRISTENSEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRADE-PMR, INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEAN-PAUL ADAMS
MY COMMISSION # HH 115433
EXPIRES: April 8, 2025
Bonded Thru Notary Public Underwriters

Signature:

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Trade-PMR, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trade-PMR, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Trade-PMR, Inc.'s management. Our responsibility is to express an opinion on Trade-PMR, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trade-PMR, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Trade-PMR, Inc.'s auditor since 2011.

Maitland, Florida

April 28, 2022

TRADE-PMR, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Current assets:	
Cash and cash equivalents	$ 3,151,102
Investmets in securities at fair value (cost $966,815)	1,084,919
Deposit with clearing broker	104,033
Receivables from clearing broker	994,953
Accounts receivable	1,020,139
Prepaid expenses and other current assets	571,734
Operating lease ROU assets	159,150
Property and equipment, net of accumulated depreciation of $427,896	448,961
Total assets	$ 7,534,991

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,049,483
Due to clearing firm	800,000
Operating lease liability ROU assets	159,150
Deferred tax liability	79,923
Total liabilities	$ 2,088,556
Stockholder's equity:	
Common stock, $.01 par value, 10,000 shares authorized 1,656 shares issued and outstanding	$ 17
Additional paid-in capital	739,188
Retained earnings (deficit)	4,614,320
Accumulated other comprehensive gain (loss)	92,910
Total stockholder's equity	$ 5,446,435
Total liabilities and stockholder's equity	$ 7,534,991

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

Basis of Presentation - Trade-PMR, Inc. (the "Company") is a wholly owned subsidiary of Trade-PMR Group, Inc. (the "Parent") and is headquartered in Gainesville, Florida. The U.S. dollar ($) is the functional currency of the Company.

Nature of Operations - The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the various securities exchanges in which it maintains membership. The Company is an introducing broker-dealer and clears its trades through First Clearing LLC (the "Clearing Broker"). The Company provides a trading platform to independent investment advisors and also earns interest rebates on customer accounts.

The Company was incorporated on October 30, 1998, in the State of Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less.

Investments in securities – Investments in securities are stocks of publicly traded companies which can be sold on a public stock exchange. These securities are presented at fair value as of the Balance Sheet date.

Due from clearing broker - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results and the Company uses specific write-off.

Property and Equipment - Property and equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Revenue recognition - The Company buys and sells securities on behalf of its' customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and fees are reported net of clearing costs. Interest rebate income, which is the net interest earned on cash held in customer accounts, and other income is recognized monthly on an as earned basis, which is when the Company believes its' performance obligation has been satisfied.

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated services are fulfilled which is based on the trade date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest rebate income – Interest rebate income, is interest earned on cash held in customer accounts with the Clearing Firm. The Company recognizes the income monthly which is when the Company believes its' performance obligation has been contractually satisfied in all material respects.

Other fees – Other fees, consist of $377,561 in customer account service fees and $200,701 in fees charged for advisor performance reports. The Company recognizes the income monthly which is when the Company believes its' performance obligation has been contractually satisfied in all material respects.

Advisor pay income - The Company has agreements with various advisors who elect to pay the trading cost for their clients. These revenues are accrued monthly and billed quarterly in arrears to advisors by the Company.

Income taxes - The Company is included in the consolidated tax return filed by Trade-PMR, Inc. Income taxes are calculated as if the Company filed on a separate basis, and the amount of current tax or refund receivable is either remitted to or received from Trade-PMR, Inc. .

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2021, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the provision for taxes.

The federal and state income tax returns of the Company for 2020, 2019, and 2018 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

On January 1, 2014, the Company entered into a month-to-month real property operating lease agreement ("Agreement") with Trade-PMR Parkview, LLC, a related party. The parties mutually agreed that this lease supersedes all prior leases. During 2021 the company paid rents of $7,000 per month for a total of $84,000.

On June 1, 2014, the Company entered into a Management Services Agreement with its parent company Trade-PMR Group, Inc. The agreement may be terminated by either party. During the year, the Company paid a total of $216,000 under this agreement. This lease supersedes all prior leases.

Total payments under these agreements to both related parties totaled $300,000 during the year which is recorded in the parent company expense on the Statement of Income.

4. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following at December 31, 2021:

Computers	$ 385,138
Art	$ 17,636
Leasehold improvements	$ 338,260
Office furniture	$ 135,823
	$ 876,857
Less: accumulated depreciation	$ 427,896
	$ 448,961

Depreciation expense for the year ended December 31, 2021, was $112,269.

5. INCOME TAXES

The company files a corporate income tax return which consolidates the net income for all related parties. In accordance with GAAP, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

The components of the income tax provision are shown below:

Federal Income Tax Expense	$ 34,933
State Income Tax Expense	37,013
Provision for income taxes	$ 71,946

The amount of deferred taxes payable is recognized as of the date of the financial statements, utilizing current tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At, December 31, 2021, the Company's deferred tax liability between the treatment of tax and book related assets and liabilities was $79,923. Income tax expense was reduced by $8,915 from the change in deferred tax for the current year.

6. DUE CLEARING FIRM

The Company has an arrangement with the Clearing Firm whereby the Company holds funds of the Clearing Firm until certain technology benchmarks have been delivered. These benchmarks are anticipated to be delivered by the end of 2022. Upon delivery of the technology enhancements the Company will release the held funds back to the Clearing Firm.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account.

As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At, December 31, 2021, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital requirement and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $3,242,863 which was $3,114,236 in excess, of its required net capital of $128,627. The Company had a ratio of aggregate indebtedness to net capital of 59.50% based on an aggregated indebtedness of $1,929,406 as of December 31, 2021.

9. COMMITMENTS AND CONTINGENCIES

As of December 31, 2021, the Company has no commitments or contingencies.

There are no open FINRA examinations.

10. RETIREMENT PLAN

The Company sponsors a 401 (k) profit sharing plan ("Plan") that covers eligible employees. Beginning in 2015 the Plan was amended for the Company to make matching contributions up to 5% of eligible employee voluntary salary deferrals. The Plan provides for contributions to eligible employees based on total compensation. The plan also provides for voluntary salary deferrals for eligible employees. The Company's matching contributions made to the Plan for the year ended December 31, 2021, were $298,338.

11. ADVERTISING COST

The Company expenses the cost of advertising as incurred.

12. REBATES AND OTHER FEES

The Company revised its Referral and Pilot Agreement with First Clearing. As part of this agreement, First Clearing refers its former Advisors to the Company which allows the assets under management to remain on the First Clearing platform. To compensate the Company for the added cost of transitioning and servicing these advisors, First Clearing agreed to pay a monthly support fee of $50,000 to offset the additional cost incurred by the Company. These revenues are recorded and collected monthly by the Company.

For the year ended December 31, 2021, the Company received $600,000 as a business transition support fee.

13. SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2022, through April 29, 2022. the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.